UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*


                        Gyrodyne Company of America, Inc.
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                                (Name of Issuer)

                          Common Stock, $1.00 par value
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                         (Title of Class of Securities)

                                    403820103
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                                 (CUSIP Number)

                               Stephen V. Maroney
                        Gyrodyne Company of America, Inc.
                             1 Flowerfield, Suite 24
                            St. James, New York 11780
                                 (631) 584-5400
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 20, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 403820103

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Stephen V. Maroney
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     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
          (b)
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     3.   SEC Use Only

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     4.   Source of Funds (See Instructions)

          PF, OO
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     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)

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     6.   Citizenship or Place of Organization

          United States of America
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                          7.   Sole Voting Power
Number of
Shares Bene-                   0
ficially                  ------------------------------------------------------
Owned by Each             8.   Shared Voting Power
Reporting
Person With                    81,087 (represents shares held jointly with
                               spouse, Jacqueline A. Maroney)
                          ------------------------------------------------------
                          9.   Sole Dispositive Power

                               0
                          ------------------------------------------------------
                          10.  Shared Dispositive Power

                               81,087 (represents shares held jointly with
                               spouse, Jacqueline A. Maroney)
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     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          81,087
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     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see
          Instructions)

--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)

          6.5%
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     14.  Type of Reporting Person (See Instructions)

          IN
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

CUSIP No. 403820103

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Jacqueline A. Maroney
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
          (b)
--------------------------------------------------------------------------------
     3.   SEC Use Only

--------------------------------------------------------------------------------
     4.   Source of Funds (See Instructions)

          PF, OO
--------------------------------------------------------------------------------
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)

--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization

          United States of America
--------------------------------------------------------------------------------
                          7.   Sole Voting Power
Number of
Shares Bene-                   0
ficially                  ------------------------------------------------------
Owned by Each             8.   Shared Voting Power
Reporting
Person With                    81,087 (represents shares held jointly with
                               spouse, Stephen V. Maroney)
                          ------------------------------------------------------
                          9.   Sole Dispositive Power

                               0
                          ------------------------------------------------------
                          10.  Shared Dispositive Power

                               81,087 (represents shares held jointly with
                               spouse, Stephen V. Maroney)
--------------------------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          81,087
--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)

--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)

          6.5%
--------------------------------------------------------------------------------
     14.  Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer

This statement of beneficial ownership on Schedule 13D is filed with respect to the common stock, $1.00 par value per share (the "Common Stock"), of Gyrodyne Company of America, Inc., a New York corporation (the "Company"). The principal executive offices of the Company are located at 1 Flowerfield, Suite 24, St. James, New York 11780.

Item 2. Identity and Background

(a) This statement of beneficial ownership on Schedule 13D is being filed by Stephen V. Maroney and Jacqueline A. Maroney (together, the "Reporting Persons").

(b) The residence address of the Reporting Persons is 19 Great Oak Road, St. James, New York 11780.

(c) Mr. Maroney serves as President, Chief Executive Officer and Treasurer of the Company. Mrs. Maroney is a homemaker.

(d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Persons are citizens of the United States of America.

Item 3. Service and Amount of Funds or Other Consideration

On March 20, 2007, Mr. Maroney exercised options to acquire 51,605 shares of Common Stock and paid the exercise price through the surrender of 11,807 previously-owned shares of Common Stock pursuant to the terms of such options.

Item 4. Purpose of Transaction

Following his acquisition of shares of Common Stock pursuant to the exercise of options referred to in Item 3, Mr. Maroney transferred such shares into an account held jointly by him and Mrs. Maroney. The acquisition of such shares, together with the acquisition of all other shares held by Mr. and Mrs. Maroney, is for investment purposes. The Reporting Persons will continue to evaluate market conditions in deciding whether to acquire additional shares, sell all or a portion of their shares, or maintain their current ownership position.

Except as otherwise disclosed in this Item 4, the Reporting Persons have no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the issuer;
     (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
     (j)  Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Persons jointly own beneficially 81,087 shares of Common Stock, constituting approximately 6.5% of shares outstanding as of the Company's filing on March 15, 2007 of its most recent Annual Report on Form 10-K.

(b) The Reporting Persons have shared power to vote and to dispose of 81,087 shares of Common Stock. Neither Mr. nor Mrs. Maroney has sole power to vote or to dispose of any shares of Common Stock.

(c) Except as otherwise disclosed on this Schedule 13D, the Reporting Persons have not effected any transactions in Common Stock during the past sixty days.

(d),(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stephen V. Maroney and Jacqueline A. Maroney are husband and wife and own their shares of Common Stock jointly.

Except as otherwise disclosed on this Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to any securities of the Company among the Reporting Persons or between any of the Reporting Persons and any other person.

Item 7. Material to Be Filed as Exhibits

None.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 29, 2007


/s/ Stephen V. Maroney
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Stephen V. Maroney


/s/ Jacqueline A. Maroney
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Jacqueline A. Maroney


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)